
January 9, 2024

R. Steven Hamner
Chief Financial Officer
Medical Properties Trust, Inc.
MPT Operating Partnership, L.P.
1000 Urban Center Drive, Suite 501
Birmingham, AL 35242

> **Re: Medical Properties Trust, Inc.**
> **MPT Operating Partnership, L.P.**
> **Form 10-K for the Year Ended December 31, 2022**
> **File No. 001-32559**

Dear R. Steven Hamner:

We have reviewed your November 21, 2023 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 7, 2023 letter.

Form 10-K for the year ended December 31, 2022

Significant Tenants
Total Assets by Operator, page 13

1. We note your response to our comment 2. We reissue the comment. Please tell us when you expect to amend your Form 10-K for the fiscal year ended December 31, 2022 to include audited financial statements of Steward Health Care System LLC as of and for the year ended December 31, 2022.

Please contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Kevin Hanna